510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

Date:  September 16, 2025

To: All Canadian Securities Regulatory Authorities
Subject: EMX ROYALTY CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	September 25, 2025
Record Date for Voting (if applicable) :	September 25, 2025
Beneficial Ownership Determination Date :	September 25, 2025
Meeting Date :	November 04, 2025
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	26873J107	CA26873J1075
OPTION HOLDERS	N/A	N/A

Sincerely,

Computershare
Agent for EMX ROYALTY CORPORATION